MARINE PARK HOLDINGS, INC.
850 Third Avenue, Suite 1801
New York, NY 10022

Terry French
Accountant Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Marine Park Holdings, Inc. (the “Company”) Item 4.01 of Form 8-K Filed February 27, 2007 File 333-132-621
Dear Sir or Madam:

We are in receipt of your March 5, 2007 letter requesting amendment of the Company’s above-referenced filed Form 8-K to include the required letter of the former auditor. As stated in the above-referenced filed Form 8-K, the Company intended to submit the required letter to the Commission in an Exhibit to a subsequent amendment on Form 8-K/A. The Company is filing said amendment and exhibit on Form 8-K/A today.

The Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David Stefansky
David Stefansky,
Chief Executive Officer